FOR IMMEDIATE RELEASE           CONTACT: Wendy Hall - Media Relations
October 30, 2001                         Halliburton
                                         (713) 676-5227
                                         wendy.hall@halliburton.com

                                         Cedric Burgher - VP Investor Relations
                                         Halliburton
                                         (713) 676-4933
                                         cedric.burgher@halliburton.com


                      HALLIBURTON DISPUTES ASBESTOS CLAIMS

DALLAS, Texas - A jury in Holmes County, Miss., rendered a verdict on Friday, October 26, 2001, against three companies in an asbestos case in favor of six plaintiffs for a total of $150 million. Halliburton's subsidiary, Dresser Industries, Inc., was a defendant in two of the claims. Halliburton's share of the verdict is $21.25 million. The award was for compensatory damages only and the jury refused to award punitive damages. The other two companies were assessed the remainder of the damages.
     Halliburton will file post trial motions and vigorously appeal if the verdict is not set aside. Halliburton has strong defenses in response to the plaintiffs' claims. For example, the Harbison-Walker products to which the plaintiffs claimed exposure simply did not exist. The only doctor to find a supposed asbestos-related condition was a doctor hired by plaintiffs' lawyers to screen potential clients for asbestos-related disease.
     In addition to a complete absence of proof on key elements of the claims against Halliburton, there were serious irregularities in both the jury selection process and the determination of the venue of the court that heard the case. Halliburton believes the Mississippi appellate court will ultimately vindicate its position.
     Halliburton, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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